

NEWS RELEASE

Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Contact: Nicholas M. Rolli
(917) 663-3460

Timothy R. Kellogg
(917) 663-2759

<u>ALTRIA GROUP, INC. REPORTS</u>
<u>2007 FIRST-QUARTER RESULTS</u>

- **Reported diluted earnings per share from continuing operations of $1.01, including the items detailed on Schedule 3, versus $1.24 in 2006, which included a $0.30 per share tax benefit**

- **Adjusted for items, diluted earnings per share from continuing operations up 5.1% to $1.03 versus $0.98 in 2006**

- **Altria raises forecast for 2007 full-year diluted earnings per share from continuing operations to a range of $4.20 to $4.25, up from its previous projection of $4.15 to $4.20**

- **Strong operating companies income growth of 9.5% at Philip Morris International**

NEW YORK, April 19, 2007 – Altria Group, Inc. (NYSE: MO) today announced reported diluted earnings per share from continuing operations of $1.01 in the first quarter of 2007, including items detailed on the attached Schedule 3, versus $1.24 in the first quarter of 2006. The year-ago period included a $0.30 per share tax benefit from the reversal of tax reserves following the conclusion of an IRS examination of Altria's consolidated tax returns for the years 1996 through 1999. Adjusted for that and other items, as detailed in the table below, diluted earnings per share from continuing operations were up 5.1% to $1.03, versus $0.98 in the year-earlier period.

"Strategically, the key event of the first quarter was the successful spin-off of Kraft. We now are focused on growing our tobacco businesses, while continuing to take measures to further enhance shareholder value," said Louis C. Camilleri, chairman and chief executive officer of Altria Group, Inc.

"Philip Morris International had a strong first quarter with robust income growth, driven by higher pricing and aided by favorable currency, but faced challenges in certain markets, most notably Japan and Germany," Mr. Camilleri said. "Philip Morris USA had a relatively weak quarter, but its retail share and volume performance improved as the quarter unfolded."

Kraft Spin-Off Completed

On March 30, 2007, the 88.9% of Kraft's outstanding shares previously owned by Altria were distributed to Altria shareholders of record on March 16, 2007 (the "record date"). Altria shareholders received 0.692024 of a share of Kraft for each share of Altria common stock held as of the record date. Altria shareholders received cash in lieu of fractional shares for amounts of less than one Kraft share. Additional details of the spin-off are available in the Information Statement mailed to all shareholders of Altria common stock as of the record date or at www.altria.com/kraftspinoff.

Conference Call

A conference call with members of the investment community and news media will be Webcast at 9:00 a.m. Eastern Time on April 19, 2007. Access is available at www.altria.com.

2007 First-Quarter Results Excluding Items

After adjusting for the items shown in the table below, diluted earnings per share from continuing operations increased 5.1% to $1.03 for the first quarter of 2007.

	First Quarter		
	2007	2006	Change
Reported diluted EPS from continuing operations	$1.01	$1.24	(18.5)%
Asset impairment and exit costs	0.04	--	
Recoveries for airline industry exposure	(0.04)	--	
Italian antitrust charge	--	0.03	
Interest on tax reserve transfers to Kraft	0.02	0.01	
Tax items	--	(0.30)	
Diluted EPS, excluding above items	**$1.03**	**$0.98**	**5.1%**

Acquisitions and Divestitures

During the first quarter of 2007, Philip Morris International (PMI) acquired control of Lakson Tobacco Company Limited, increasing its shareholding to over 97%. Lakson Tobacco is Pakistan's second-largest tobacco company, with cigarette volume of approximately 30 billion units in the fiscal year ending June 30, 2006. In the first quarter, PMI recorded one month of volume of 2.9 billion units and equity earnings of $2.1 million for Lakson Tobacco.

2007 Full-Year Forecast

Altria raised its forecast for reported 2007 full-year diluted earnings per share from continuing operations to a range of $4.20 to $4.25, reflecting an improved outlook at PMI, due partially to favorable currency. The company's previously disclosed forecast was $4.15 to $4.20. The revised projection reflects a higher tax rate in 2007 versus 2006, and includes charges of approximately $0.09 per share, of which $0.06 per share were recorded in the first quarter of 2007. The original guidance included $0.04 of cash recoveries at PMCC and the company now estimates cash recoveries will be approximately $0.06 per share, of which $0.04 per share were recorded in the first quarter of 2007. The projection excludes Kraft, which is accounted for as a discontinued operation in 2007, reflecting the distribution of Kraft shares.

The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to this projection.

ALTRIA GROUP, INC.

As described in "Note 15. Segment Reporting" of Altria Group, Inc.'s 2006 Annual Report, management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release.

Altria Group, Inc.'s 2007 reported results and previous-year results reflect Kraft as a discontinued operation for the first quarter of 2007. As such, net revenues and operating companies income for Kraft are excluded from the company's results, while the net earnings impact is included as a single line item. All references in this news release are to continuing

operations, unless otherwise noted. Schedules with restated results for the years 2005 and 2006 are attached.

References to international tobacco market shares are PMI estimates based on a number of sources.

2007 First-Quarter Results

Net revenues for the first quarter of 2007 increased 8.2% to $17.6 billion, driven by international tobacco, as well as favorable currency of $722 million, partially offset by lower revenues from domestic tobacco and Philip Morris Capital Corporation (PMCC).

Operating income increased 6.2% to $3.3 billion, reflecting the items described in the attached reconciliation on Schedule 2, including higher results from operations of $49 million, driven by increases in domestic and international tobacco of $114 million, as well as favorable currency of $96 million and a cash recovery of $129 million at PMCC from assets which had been previously written down.

Earnings from continuing operations decreased 18.2% to $2.1 billion, primarily reflecting a significantly lower effective tax rate in 2006. The company's effective tax rate was 33.5% for the first quarter of 2007 versus 12.8% for the year-earlier period. The 2006 first-quarter tax rate included a benefit from the reversal of tax reserves following the conclusion of an IRS examination of Altria's consolidated tax returns for the years 1996 through 1999.

Net earnings, including discontinued operations, decreased 20.9% to $2.8 billion, due to the factors mentioned above and lower results at Kraft for the first quarter of 2007, primarily reflecting the tax benefit from the closure of the IRS audit in the year-ago quarter. Diluted earnings per share, including discontinued operations as detailed on Schedule 1, decreased 21.2% to $1.30.

DOMESTIC TOBACCO

2007 First-Quarter Results

Philip Morris USA (PM USA), Altria Group, Inc.'s domestic tobacco business, achieved retail share gains for its premium brands **Marlboro** and **Parliament**, offset by share losses concentrated in PM USA's non-support brands.

Operating companies income increased 1.3% to $1.1 billion, driven by lower wholesale promotional allowance rates, decreased promotional spending and lower general and

administrative costs, largely offset by lower volume, increased resolution expenses and higher spending on new products.

PM USA's shipment volume of 40.6 billion units was down 6.2% or 2.7 billion units versus the previous year. PM USA estimates that overall industry weakness accounted for about 2.0 billion units of this shipment decline. The balance was primarily due to higher wholesaler inventory depletions of PM USA brands versus the prior year, timing of promotions and consumer pantry purchases in advance of the January 1, 2007 excise tax increase in Texas. Adjusting for these factors, PM USA estimates its volume decline would have been approximately 5%.

As shown in the following table, share gains for **Marlboro** and **Parliament** of 0.4 points and 0.1 point, respectively, were offset by losses of 0.3 share points in non-support brands and 0.1 share point each for **Virginia Slims** and **Basic**.


Philip Morris USA Quarterly Retail Share*

	Q1 2007	Q1 2006	Change
Marlboro	40.8%	40.4%	0.4 pp
Parliament	1.9%	1.8%	0.1 pp
Virginia Slims	2.2%	2.3%	-0.1 pp
Basic	4.1%	4.2%	-0.1 pp
Focus Brands	49.0%	48.7%	0.3 pp
Other PM USA	1.4%	1.7%	-0.3 pp
Total PM USA	50.4%	50.4%	0.0 pp


* Retail share performance is based on data from the IRI/Capstone Total Retail Panel, which is a tracking service that uses a sample of stores to project market share performance in retail stores selling cigarettes. The panel was not designed to capture sales through other channels, including Internet and direct mail.

Marlboro Smooth was introduced nationally in March 2007 and is meeting PM USA's expectations. **Marlboro** Smooth is a new, full-flavor menthol product that reinforces **Marlboro**'s flavor heritage and its position as the leader in the premium category.

Although PM USA's share was unchanged in the first quarter of 2007 versus the prior-year period, share trends improved in March, following weaker share trends in January and February 2007 due to lower promotional spending than the previous year. PM USA's underlying shipment performance improved strongly in March.

PM USA estimates that total cigarette industry volume declined between 4% and 5% during the first quarter of 2007, a rate significantly higher than the long-term underlying trend.

The accelerated rate of decline was driven by a number of price-related factors, including reductions in manufacturers' off-invoice allowances and increases in manufacturers' list prices related to stepped-up resolution payments, as well as increased state excise taxes, primarily in Texas. PM USA estimates that as the year unfolds, the industry decline will moderate, and that for the full year, the total industry volume decline will be about 3% to 4%.

INTERNATIONAL TOBACCO

2007 First-Quarter Results

Cigarette shipment volume for Philip Morris International (PMI), Altria Group, Inc.'s international tobacco business, increased 1.5% to 213.3 billion units, driven by the inclusion of all Lakson volume in Pakistan beginning in March and solid gains in Argentina, Egypt, Indonesia, Italy, Korea, North Africa, Poland and Ukraine. Partially offsetting the volume increase were declines in Japan and Russia. Excluding acquisitions, PMI's cigarette shipment volume was essentially flat. PMI's total tobacco volume, which included 1.9 billion cigarette equivalent units of other tobacco products (OTPs), grew 1.3% to 215.2 billion units versus the same period last year.

Operating companies income increased 9.5% to $2.2 billion, due primarily to higher pricing and favorable currency of $96 million.

PMI's market share in the first quarter of 2007 advanced in many countries, including gains in Austria, Argentina, Australia, Egypt, Finland, France, Greece, Hong Kong, Hungary, Indonesia, Italy, Korea, Mexico, Philippines, Poland, Portugal, Singapore, Serbia, Sweden, Ukraine and the United Kingdom.

Total **Marlboro** cigarette shipments of 78.2 billion units were down 2.8%, due mainly to inventory depletions in Japan and erosion in vending in Germany, partially offset by higher volume in Italy, Russia, North Africa, worldwide duty-free and the successful launch of **Marlboro** Filter Plus in Korea. **Marlboro** market share was up in Brazil, France, Greece, Hong Kong, Hungary, Italy, Kazakhstan, Korea, Kuwait, Philippines, Poland, Portugal, Romania, Russia, Singapore, Saudi Arabia, Serbia, the United Kingdom and Ukraine.

In the European Union (EU) region, PMI's cigarette shipments were up 3.4% or 2.2 billion units, driven by the Czech Republic, Hungary, Italy and Poland. Cigarette market share in the EU region rose 0.2 points to 39.5%, with strong share performances in France, Hungary, Italy and Poland, largely offset by declines in the Czech Republic, Germany and Spain.

In Italy, the total cigarette market was down 0.5% versus the year-ago period and PMI's in-market sales rose 1.1%, driven by **Marlboro, Chesterfield** and **Diana**. This fueled a 0.9 point increase in market share to 54.2%.

In Germany, total tobacco volume declined 6.8% versus the year-ago quarter, due mainly to lower other tobacco products volume. PMI's total tobacco share at 29.1% was unchanged versus the first quarter of 2006.

The total cigarette market in Germany grew slightly, due to the growth of the low-price segment. However, PMI's in-market sales declined 2.1% and market share was down 0.9 points to 36.2%, largely attributable to the contraction of industry sales through the vending channel. Total industry sales through the vending channel declined 38% in the first quarter of 2007, due to a reduction in the number of vending machines as a result of regulations that require electronic age verification. Compliance with the new regulations resulted in the elimination of many older-generation vending machines, and access to the remaining machines has become more complex and less convenient. As a consequence, even though PMI's total cigarette share in vending and in other trade channels grew 0.2 share points and 0.6 share points, respectively, its overall share declined.

In Germany, **Marlboro** declined 3.5 share points, partially offset by a gain of 2.6 points for **L&M**. **Marlboro**'s share declined to 25.9%, reflecting consumer down-trading to low-price brands and losses in the vending machine channel. With a 42.1% share of the vending channel, **Marlboro** was disproportionately impacted by the decline in industry sales through this channel.

In Spain, the total cigarette market was flat versus the same quarter last year.   PMI's in-market sales were down 3.3% and market share declined 1.0 point to 31.7%, due mainly to **Marlboro**, which suffered from a difficult comparison to the prior-year period. However, PMI experienced solid improvement in its profitability in Spain during the first quarter.

In France, continued moderate price gaps and PMI's strong brand equity generated a market share gain of 0.7 points to a record 43.3%. Share for **Marlboro** and the **Philip Morris** brand were up 0.4 points each, to 31.3% and 6.2%, respectively.

In Poland, the total market was up and PMI's shipments grew 8.3%. Market share advanced 2.3 points to 40.8%, mainly driven by **Marlboro** and **L&M**, partially offset by the continuing decline of the low-price 70mm segment.

In the Eastern Europe, Middle East and Africa region, PMI's shipments were down 0.5%, driven primarily by declines in Russia and Turkey, partially offset by gains in Algeria, Egypt and Ukraine. In Russia, shipments were down 6.6% and share declined 0.2 points to 26.6%, due largely to **L&M** and local low-price brands, partially offset by higher sales and market share of

higher-margin international brands, **Marlboro, Parliament** and **Chesterfield**. In Turkey, shipments were down 3.5% and market share declined 2.1 points to 41.4%, due to the February 2007 tax-driven retail price increase. In Ukraine, shipments grew 6.4% and share rose 0.5 points to 33.2%, driven by continued consumer up-trading to premium brands, particularly **Marlboro** and **Chesterfield**. In Egypt, improved economic conditions and increased tourism continued to fuel the growth of the total cigarette industry and premium brands. PMI's shipments rose 28.2% and share advanced 1.0 point to 11.4%, driven by **Marlboro** and **L&M.**

In Asia, PMI's volume rose 0.4% including all Lakson volume in Pakistan beginning in March. Excluding the additional volume from Lakson, volume was down 5.2%, due primarily to Japan, partially offset by gains in Indonesia and Korea.

In Japan, the total market declined 5.7% as a result of the July 2006 tax-driven price increase. PMI's in-market sales were down 5.8%, resulting in PMI's market share remaining unchanged at 24.7%. PMI shipments were down 17.5% versus the year-ago quarter, due to the effects of the 2006 price increase and an unfavorable comparison with the prior-year quarter, which included distributor purchases in advance of the 2006 price increase and higher inventories at year-end 2006.

In Indonesia, PMI shipment volume rose 5.8% and market share increased 0.5 points to 28.4%, led by the continued strong performance of **A Hijau**. In Korea, shipments increased 25.8%, reflecting the timing of shipments and the successful launch of **Marlboro** Filter Plus in the fourth quarter of 2006. **Marlboro** Filter Plus is a new one-milligram cigarette with a highly innovative cigarette and filter construction.

In Latin America, cigarette shipments were up 0.3%, due mainly to gains in Argentina, partially offset by the timing of shipments in Mexico. The total market in Argentina was up 2.3%, while PMI shipments grew 9.8% and share was up 4.7 points to 68.5%, driven by the continued growth of the **Philip Morris** brand. In Mexico, PMI's shipments were down 6.3%, reflecting increased trade purchases in the fourth quarter of 2006 ahead of the 2007 tax increase. However, market share grew 0.7 points to 62.3%, driven by the launch of **Delicados** Supremos in January 2007 and the continued growth of **Benson & Hedges**.

FINANCIAL SERVICES

2007 First-Quarter Results

Philip Morris Capital Corporation (PMCC) reported operating companies income of $160 million for the first quarter of 2007 versus $96 million for the year-earlier period. First-quarter

2007 results reflected a cash recovery of $129 million at PMCC from assets which had been previously written down, partially offset by lower asset management gains and lower revenues, primarily as a result of lower investment balances.

Consistent with its strategic shift in 2003, PMCC is focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. PMCC is no longer making new investments and expects that its operating companies income will fluctuate over time as investments mature or are sold.

Altria Group, Inc. Profile

As of March 31, 2007, Altria Group, Inc. owned 100% of Philip Morris International Inc., Philip Morris USA Inc. and Philip Morris Capital Corporation, and approximately 28.6% of SABMiller plc. The brand portfolio of Altria Group, Inc.'s tobacco operating companies includes such well-known names as **Marlboro**, **L&M**, **Parliament** and **Virginia Slims**. Altria Group, Inc. recorded 2006 net revenues from continuing operations of $67.1 billion.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Altria Group, Inc.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Altria Group, Inc.'s tobacco subsidiaries (Philip Morris USA and Philip Morris International) are subject to intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products; and to improve productivity.

Altria Group, Inc.'s tobacco subsidiaries continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, and courts reaching conclusions at variance with the company's understanding of applicable law and bonding requirements in the

limited number of jurisdictions that do not limit the dollar amount of appeal bonds; legislation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations.

Altria Group, Inc. and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Annual Report on Form 10-K for the period ended December 31, 2006. Altria Group, Inc. cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

# # #

ALTRIA GROUP, INC.
and Subsidiaries
Condensed Statements of Earnings
For the Quarters Ended March 31,
(in millions, except per share data)
(Unaudited)

Schedule 1

		2007	2006	% Change
Net revenues	$	17,556 $	16,232	8.2 %
Cost of sales		3,909	3,724	5.0 %
Excise taxes on products (*)		8,519	7,546	12.9 %
Gross profit		5,128	4,962	3.3 %
Marketing, administration and research costs		1,751	1,720	
Italian antitrust charge		-	61	
Asset impairment and exit costs		62	2	
Recoveries for airline industry exposure		(129)	-	
Operating companies income		3,444	3,179	8.3 %
Amortization of intangibles		6	5	
General corporate expenses		127	113	
Asset impairment and exit costs		61	-	
Operating income		3,250	3,061	6.2 %
Interest and other debt expense, net		114	147	
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net		3,136	2,914	7.6 %
Provision for income taxes		1,051	374	+100 %
Earnings from continuing operations before equity earnings and minority interest, net		2,085	2,540	(17.9)%
Equity earnings and minority interest, net		40	57	
Earnings from continuing operations		2,125	2,597	(18.2)%
Earnings from discontinued operations, net of income taxes and minority interest		625	880	
Net earnings	$	2,750 $	3,477	(20.9)%
Per share data:				
Basic earnings per share from continuing operations	$	1.01 $	1.25	(19.2)%
Basic earnings per share from discontinued operations	$	0.30 $	0.42	
Basic earnings per share	$	1.31 $	1.67	(21.6)%
Diluted earnings per share from continuing operations	$	1.01 $	1.24	(18.5)%
Diluted earnings per share from discontinued operations	$	0.29 $	0.41	
Diluted earnings per share	$	1.30 $	1.65	(21.2)%
Weighted average number of shares outstanding - Basic		2,097	2,082	0.7 %
- Diluted		2,112	2,101	0.5 %

(*) The detail of excise taxes on products sold is as follows:

		2007	2006
Domestic tobacco	$	800 $	855
International tobacco		7,719	6,691
Total excise taxes	$	8,519 $	7,546
Currency increased international tobacco excise taxes by	$	448	



ALTRIA GROUP, INC.
and Subsidiaries
Selected Financial Data by Business Segment
For the Quarters Ended March 31,
(in millions)
(Unaudited)

Schedule 2

	Net Revenues			
	Domestic tobacco	International tobacco	Financial services	Total
2007	$ 4,245	$ 13,268	$ 43	$ 17,556
2006	4,323	11,801	108	16,232
% Change	(1.8)%	12.4%	(60.2)%	8.2%
Reconciliation:				
For the quarter ended March 31, 2006	$ 4,323	$ 11,801	$ 108	$ 16,232
Divested businesses - 2006	-	-	-	-
Italian antitrust charge - 2006	-	-	-	-
Asset impairment and exit costs - 2006	-	-	-	-
	-	-	-	-
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	-	-	-	-
Recoveries for airline industry exposure - 2007	-	-	-	-
	-	-	-	-
Acquired businesses	-	32	-	32
Currency	-	722	-	722
Operations	(78)	713	(65)	570
For the quarter ended March 31, 2007	$ 4,245	$ 13,268	$ 43	$ 17,556

	Operating Companies Income			
	Domestic tobacco	International tobacco	Financial services	Total
2007	$ 1,130	$ 2,154	$ 160	$ 3,444
2006	1,116	1,967	96	3,179
% Change	1.3%	9.5%	66.7%	8.3%
Reconciliation:				
For the quarter ended March 31, 2006	$ 1,116	$ 1,967	$ 96	$ 3,179
Divested businesses - 2006	-	(14)	-	(14)
Italian antitrust charge - 2006	-	61	-	61
Asset impairment and exit costs - 2006	-	2	-	2
	-	49	-	49
Divested businesses - 2007	-	-	-	-
Asset impairment and exit costs - 2007	-	(62)	-	(62)
Recoveries for airline industry exposure - 2007	-	-	129	129
	-	(62)	129	67
Acquired businesses	-	4	-	4
Currency	-	96	-	96
Operations	14	100	(65)	49
For the quarter ended March 31, 2007	$ 1,130	$ 2,154	$ 160	$ 3,444

ALTRIA GROUP, INC.   Schedule 3
and Subsidiaries
Net Earnings and Diluted Earnings Per Share
For the Quarters Ended March 31,
($ in millions, except per share data)
(Unaudited)

	Net Earnings		Diluted E.P.S.	
2007 Continuing Earnings	$	2,125	$	1.01
2006 Continuing Earnings	$	2,597	$	1.24
% Change		(18.2) %		(18.5) %
Reconciliation:				
2006 Continuing Earnings	$	2,597	$	1.24
2006 Italian antitrust charge		61		0.03
2006 Asset impairment and exit costs		1		-
2006 Interest on tax reserve transfers to Kraft		29		0.01
2006 Tax items		(631)		(0.30)
		(540)		(0.26)
2007 Asset impairment and exit costs		(81)		(0.04)
2007 Recoveries for airline industry exposure		83		0.04
2007 Interest on tax reserves transfer to Kraft		(50)		(0.02)
		(48)		(0.02)
Currency		62		0.03
Change in shares		-		-
Change in tax rate		10		-
Operations		44		0.02
2007 Continuing Earnings	$	2,125	$	1.01
2007 Discontinued Earnings	$	625	$	0.29
2007 Net Earnings	$	2,750	$	1.30
2007 Continuing Earnings Excluding Special Items	$	2,173	$	1.03
2006 Continuing Earnings Excluding Special Items	$	2,057	$	0.98
% Change		5.6%		5.1%

ALTRIA GROUP, INC.   Schedule 4

and Subsidiaries

Condensed Statement of Earnings

Restated for Discontinued Operations

For the Quarters Ended March 31, June 30, September 30, December 31, 2006

(in millions, except per share data)

(Unaudited)

	Q1 2006 Adjusted	Q2 2006 Adjusted	Q3 2006 Adjusted	Q4 2006 Adjusted	2006 Full Year Adjusted
Net revenues	$ 16,232 $	17,150 $	17,642 $	16,027 $	67,051
Cost of sales	3,724	3,958	4,022	3,836	15,540
Excise taxes on products	7,546	7,895	8,229	7,413	31,083
Gross profit	4,962	5,297	5,391	4,778	20,428
Marketing, administration and research costs	1,720	1,792	1,836	1,822	7,170
Italian antitrust charge	61	-	-	-	61
Asset impairment and exit costs	2	21	65	48	136
Losses (gains) on sale of business	-	-	-	(488)	(488)
Provision for airline industry exposure	-	103	-	-	103
Operating companies income	3,179	3,381	3,490	3,396	13,446
Amortization of intangibles	5	6	6	6	23
General corporate expenses	113	117	125	139	494
Asset impairment and exit costs	-	32	3	7	42
Operating income	3,061	3,226	3,356	3,244	12,887
Interest and other debt expense, net	147	119	59	42	367
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	2,914	3,107	3,297	3,202	12,520
Provision for income taxes	374	1,041	1,125	860	3,400
Earnings from continuing operations before equity earnings and minority interest, net	2,540	2,066	2,172	2,342	9,120
Equity earnings and minority interest, net	57	46	42	64	209
Earnings from continuing operations	2,597	2,112	2,214	2,406	9,329
Earnings from discontinued operations, net of income taxes and minority interest	880	599	661	553	2,693
Net earnings	$ 3,477 $	2,711 $	2,875 $	2,959 $	12,022
Per share data: (*)					
Basic earnings per share from continuing operations	$ 1.25 $	1.01 $	1.06 $	1.15 $	4.47
Basic earnings per share from discontinued operations	$ 0.42 $	0.29 $	0.32 $	0.26 $	1.29
Basic earnings per share	$ 1.67 $	1.30 $	1.38 $	1.41 $	5.76
Diluted earnings per share from continuing operations	$ 1.24 $	1.00 $	1.05 $	1.14 $	4.43
Diluted earnings per share from discontinued operations	$ 0.41 $	0.29 $	0.31 $	0.26 $	1.28
Diluted earnings per share	$ 1.65 $	1.29 $	1.36 $	1.40 $	5.71
Weighted average number of					
shares outstanding - Basic	2,082	2,085	2,090	2,092	2,087
- Diluted	2,101	2,102	2,107	2,110	2,105

(*) Basic and diluted earnings per share are computed for each of the periods presented.

Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.



ALTRIA GROUP, INC.   Schedule 5

and Subsidiaries

Condensed Statement of Earnings

Restated for Discontinued Operations

For the Quarters Ended March 31, June 30, September 30, December 31, 2005

(in millions, except per share data)

(Unaudited)

		Q1 2005 Adjusted	Q2 2005 Adjusted	Q3 2005 Adjusted	Q4 2005 Adjusted	2005 Full Year Adjusted
Net revenues	$	15,559 $	16,450 $	16,905 $	14,827 $	63,741
Cost of sales		3,567	3,859	3,881	3,612	14,919
Excise taxes on products		7,156	7,459	7,656	6,663	28,934
Gross profit		4,836	5,132	5,368	4,552	19,888
Marketing, administration and research costs		1,678	1,754	1,829	1,873	7,134
Domestic tobacco headquarters relocation charges		1	2	-	1	4
Domestic tobacco loss on U.S. tobacco pool		-	-	138	-	138
Domestic tobacco quota buy-out		-	-	(115)	-	(115)
Asset impairment and exit costs		3	21	33	33	90
Losses (gains) on sale of business		-	-	-	-	-
Provision for airline industry exposure		-	-	200	-	200
Operating companies income		3,154	3,355	3,283	2,645	12,437
Amortization of intangibles		1	2	2	13	18
General corporate expenses		116	112	112	190	530
Asset impairment and exit costs		18	20	2	9	49
Operating income		3,019	3,221	3,167	2,433	11,840
Interest and other debt expense, net		105	146	167	103	521
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net		2,914	3,075	3,000	2,330	11,319
Provision for income taxes		1,009	876	764	760	3,409
Earnings from continuing operations before equity earnings and minority interest, net		1,905	2,199	2,236	1,570	7,910
Equity earnings and minority interest, net		82	65	66	47	260
Earnings from continuing operations		1,987	2,264	2,302	1,617	8,170
Earnings from discontinued operations, net of income taxes and minority interest		609	403	581	672	2,265
Net earnings	$	2,596 $	2,667 $	2,883 $	2,289 $	10,435
Per share data: (*)						
Basic earnings per share from continuing operations	$	0.96 $	1.10 $	1.11 $	0.78 $	3.95
Basic earnings per share from discontinued operations	$	0.30 $	0.19 $	0.28 $	0.32 $	1.09
Basic earnings per share	$	1.26 $	1.29 $	1.39 $	1.10 $	5.04
Diluted earnings per share from continuing operations	$	0.95 $	1.08 $	1.10 $	0.77 $	3.91
Diluted earnings per share from discontinued operations	$	0.30 $	0.20 $	0.28 $	0.32 $	1.08
Diluted earnings per share	$	1.25 $	1.28 $	1.38 $	1.09 $	4.99
Weighted average number of						
shares outstanding - Basic		2,061	2,067	2,072	2,078	2,070
- Diluted		2,081	2,087	2,092	2,098	2,090

(*) Basic and diluted earnings per share are computed for each of the periods presented.

Accordingly, the sum of the quarterly earnings per share amounts may not agree to the year-to-date amounts.

ALTRIA GROUP, INC.   Schedule 6
and Subsidiaries
Condensed Balance Sheets
(in millions, except ratios)
(Unaudited)

	March 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 2,189	$ 4,781
All other current assets	12,468	13,724
Property, plant and equipment, net	7,719	7,581
Goodwill	6,597	6,197
Other intangible assets, net	1,903	1,908
Other assets	7,230	6,837
Assets of discontinued operations	-	56,452
Total consumer products assets	38,106	97,480
Total financial services assets	6,503	6,790
Total assets	$ 44,609	$ 104,270
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 435	$ 420
Current portion of long-term debt	144	648
Accrued settlement charges	1,195	3,552
All other current liabilities	8,848	10,941
Long-term debt	6,843	6,298
Deferred income taxes	1,466	1,391
Other long-term liabilities	4,453	5,208
Liabilities of discontinued operations	-	29,495
Total consumer products liabilities	23,384	57,953
Total financial services liabilities	6,715	6,698
Total liabilities	30,099	64,651
Total stockholders' equity	14,510	39,619
Total liabilities and stockholders' equity	$ 44,609	$ 104,270
Total consumer products debt	$ 7,422	$ 7,366
Debt/equity ratio - consumer products	0.51	0.19
Total debt	$ 8,531	$ 8,485
Total debt/equity ratio	0.59	0.21



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